MAIL STOP 3720

      February 8, 2006

Mr. Raju Panjwani, Chairman
Phoenix India Acquisition Corp.
711 Fifth Avenue, Suite 401
New York, New York 10022

Re:	Phoenix India Acquisition Corp.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed January 12, 2006
		File No. 333-128008

Dear Mr. Panjwani:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Financial Statements

Statement of Cash Flows, F-7
1. Please revise to include a section reporting your net cash flow from operating activities. Also, provide disclosure of all non-cash activity in a supplemental schedule on the statement of cash flows or within the notes to the financial statements, as required by SFAS 95.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990

	Arthur S. Marcus, Esq.
	Gersten Savage, LLP
	600 Lexington Avenue
	New York, NY 10022

??

??

??

??

Mr. Raju Panjwani
Phoenix India Acquisition Corp.
February 8, 2006
P. 1